FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of December, 2018

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated December 17, 2018, announcing that Dish Mexico Selected Gilat and Hispasat for Delivery of High- Quality Broadband Services to the People of Mexico.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated December 17, 2018	By:	/s/ Yael Shofar
Yael Shofar
General Counsel

Dish Mexico Selects Gilat and Hispasat for Delivery of High-
Quality Broadband Services to the People of Mexico

Gilat’s multi-service platform operating over Hispasat’s Amazonas-5 HTS satellite was chosen to help bridge the digital divide in Mexico

Petah Tikva, Israel, December 17, 2018 Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, announced today that Dish Mexico has chosen Gilat’s SkyEdge II-c multi-service platform, operating over Hispasat’s HTS satellite, Amazonas-5, to deliver high-quality broadband services in Mexico.

Mexico will be connected with ON, a new high-quality satellite Internet access service, to benefit the unserved and underserved people of Mexico. This service will include high speed broadband connectivity over satellite as a solution for remote regions where terrestrial service is not available. The broadband service will utilize Gilat’s highly efficient X-Architecture and DVB-S2X VSATs operating over Ka-band capacity from Hispasat’s recently launched Amazonas-5 satellite.

“The joint solution of Hispasat and Gilat will allow Dish Mexico to deliver quality Internet service to both the residential and Small-to-Medium sized Enterprise (SME) markets”, said Santiago Ennis, Wireless and Marketing ON Director. “This solution enables flexible Internet access packages with different speeds and prices to best serve the varying needs of our customer base.”

“We are excited by Dish Mexico’s selection of our consumer broadband service,” said Ignacio Sanchis, Chief Commercial Officer of Hispasat. “Our rigorous testing demonstrated the robustness and efficiency of Gilat’s equipment as it operates over our multi-beam Ka Amazonas-5 satellite.”

“This win is a testament to the confidence that Dish has placed in Hispasat and Gilat’s joint solution, and materialization of Gilat’s strong relationship with Hispasat for the benefit of the people of Mexico,” said Tobias Dezordi, Regional Vice President Latin America at Gilat. “This achievement is yet another step in delivering on Gilat’s global vision to enable quality, plentiful and affordable broadband worldwide, and our continued commitment to the Latin America region.”

About Dish Mexico
Dish México is a satellite Pay-TV in Mexico, having revolutionized the industry. Is a partnership between MVS Comunicaciones, a Mexican leading group in telecommunications and entertainment, and EchoStar, a leader in technology, satellite broadcasting and services in the United States of America. Its extraordinary commercial offer based in cost-benefit, allows the programming distribution of the most watched Pay TV channels to all population sectors. Additionally, offers digital platforms to enjoy on-line contents in mobile devices.

ON is a brand from Dish México that offers an innovative wireless, cable and satellite residential internet service, providing a comprehensive easy-to-use and user-friendly interconnectivity solution allowing a straightforward Internet experience, targeting different sectors of urban and rural populations throughout the Mexican territory.

About Hispasat
 HISPASAT is comprised of companies that have a presence in Spain as well as in Latin America, where its Brazilian affiliate HISPAMAR is based. HISPASAT is a world leader in the distribution and broadcasting of Spanish and Portuguese content, and its satellite fleet is used by important direct-to-home television (DTH) and high-definition television (HDTV) digital platforms. HISPASAT also provides satellite broadband services and other added value solutions to governments, corporations and telecommunication operators in America, Europe and North Africa. HISPASAT is one of the world's largest companies in its sector in terms of revenue, and the main communications bridge between Europe and the Americas.

About Gilat
 Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With 30 years of experience, we design and manufacture cutting-edge ground segment equipment, and provide comprehensive solutions and end-to-end services, powered by our innovative technology. Delivering high value competitive solutions, our portfolio comprises of a cloud based VSAT network platform, high-speed modems, high performance on-the-move antennas and high efficiency, high power Solid State Amplifiers (SSPA) and Block Upconverters (BUC).

Gilat’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, cellular backhaul, enterprise, in-flight connectivity, maritime, trains, defense and public safety, all while meeting the most stringent service level requirements. Gilat controlling shareholders are the FIMI Private Equity Funds. For more information, please visit: www.gilat.com

Certain statements made herein that are not historical are forward-look ng within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. We undertake no obligation to update or revise any forward-looking statements for any reason. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
Gilat Satellite Networks
Doreet Oren, Director Corporate Communications
DoreetO@gilat.com

Comm-Partners LLC
 June Filingeri, President
+1-203-972-0186
JuneFil@optonline.net